Mail Stop 3651

      May 9, 2006

Via U.S. Mail and Facsimile

Thomas C. Gallagher
Chief Executive Officer
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339

RE:	Genuine Parts Company
			Form 10-K for the Fiscal Year Ended December 31,
2005

      File No. 001-05690



Dear Mr. Gallagher:

      We have reviewed your response letter dated April 20, 2006 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the fiscal year ended December 31, 2005

Exhibit 13

Note. 4
1. We note your response to our prior comment 6. In addition to your future proposed disclosures, please tell us and disclose in your future filing the line item under which the total amount of approximately $83,880,000 related to your construction and lease facility advance payments at December 31, 2005 is reflected in your financial statements. Also, please provide the amortization period and methods used in recognizing your expense.

      As appropriate, please amend your future filings and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Jeff Jaramillo at (202) 551-3212 or Lyn
Shenk,
Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters.
Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.




							Sincerely,


							Linda Cvrkel
							Branch Chief




Via facsimile:	Jerry W. Nix, Chief Financial Officer
	(770) 956-2207




Thomas C. Gallagher
Genuine Parts Company
May 9, 2006
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